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October 28, 2011 United States Securities and Exchange Commission	Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attention:  John M. Ganley, Senior Counsel

Re:	Ares Capital Corporation (File Nos. 333-174716 & 814-663)

Dear Mr. Ganley:

Pursuant to our telephone conversation today, Ares Capital Corporation (the “Fund”) confirms to the Staff of the Division of Investment Management (the “Staff”) that it will:

(i)            file a post-effective amendment to its registration statement filed on Form N-2 on June 3, 2011 (as thereafter amended, the “Registration Statement”) prior to undertaking any units offering thereunder;

(ii)           add the following disclosure at the end of the “Description of Our Subscription Rights - General” section on page 180 of any prospectus under the Registration Statement filed pursuant to Rule 497: “We will not offer any subscription rights under this prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement.”; and

(iii)          add the following disclosure at the end of the “Description of  Our Units” section on page 195 of any prospectus under the Registration Statement filed pursuant to Rule 497: “We will not offer any units under this prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement.”

The Fund understands that:

(a)        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)        the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

United States Securities and Exchange Commission

October 28, 2011

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation